February 25, 2010
IM Ref. No. 20091241131
Fifth Street Finance Corp.
File No. 1-33901

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated February 23, 2010, requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") against Fifth Street Mezzanine Partners II, L.P. ("Private Fund"), a Delaware limited partnership, under Section 57(a)(4) of the Investment Company Act of 1940 ("Act") or Rule 17d-1 under the Act, if the Private Fund enters into a debt restructuring transaction, as described in your letter, in which Fifth Street Finance Corp. ("FSF"), a Delaware corporation, also would be a participant, without applying for and receiving a Commission order under Rule 17d-1 under the Act.

Facts

You state that FSF came into existence on January 2, 2008, when Fifth Street Mezzanine Partners III, L.P. (the "Prior Fund"), a private fund that relied on Section 3(c)(7) of the Act, merged with and into FSF ("Merger"), a closed-end management investment company that elected on that same date to be regulated as a business development company ("BDC") under the Act. You state that, as a result of the Merger, all of the assets and liabilities of the Prior Fund became the assets and liabilities of FSF. You state that FSF made its initial public offering on June 11, 2008. You state that FSF is a specialty finance company that lends to and invests in small and mid-sized companies. You state that, as of December 31, 2009, FSF had total assets of approximately $453.2 million.

You state that Fifth Street Management LLC ("Adviser"), an investment adviser registered under the Investment Advisers Act of 1940, serves as investment adviser to FSF. You state that Mr. Leonard M. Tannenbaum ("Tannenbaum") is the managing member of the Adviser and president, chief executive officer and chairman of the board of directors of FSF. You state that Tannenbaum also is the founder and manager of Fifth Street Capital LLC, investment adviser to the Private Fund (the "Private Fund Adviser"). You state that the Adviser and the Private Fund Adviser have investment personnel that overlap to a substantial extent. You state that the Private Fund, which relies on Section 3(c)(7) of the Act, and FSF have similar investment objectives and strategies. You state that, as of December 31, 2009, the Private Fund had total assets of approximately $66.8 million. You also state that the Private Fund's committed capital has been fully called and, other than follow-on investments in existing portfolio companies, the Private Fund is no longer making investments.

You state that in July 2007, the Prior Fund and the Private Fund participated as co-lenders on identical terms in a transaction ("2007 Transaction") to fund an acquisition by Crownbrook Debco LLC ("Crownbrook Debco") of Nicos Polymers & Grinding Inc. You state that the 2007 Transaction was structured as a $6.35 million Term A loan and an $11.25 million Term B loan to Crownbrook Debco (together, the "Loans"), each funded equally by the Prior Fund and the Private Fund. You state that, in the 2007 Transaction, the Prior Fund and the Private Fund each also received, as consideration for providing the Loans, a 2.57% interest in the outstanding equity of Crownbrook Acquisition I LLC ("Crownbrook Acquisition"), a holding company that owns 81.09% of Crownbrook Debco, and each purchased 0.75% of the equity in Crownbrook Acquisition at an equal price per share. You state that, following the 2007 Transaction, the Private Fund and the Prior Fund owned 4.43% and 3.32%, respectively, of Crownbrook Acquisition.[1] You state that FSF's investment in the Loans and the equity interest in Crownbrook Acquisition represent less than 1.4% of the fair value of FSF's assets as of December 31, 2009. You also state that the Private Fund's investment in the Loans and the equity interest in Crownbrook Acquisition represent 8.5% of the fair value of the Private Fund's assets as of December 31, 2009.

You state that recently Crownbrook Debco's financial condition has substantially deteriorated, and it has been unable to service its outstanding debt, including the Loans. You state that Crownbrook Debco has been negotiating with its debt holders, including FSF and the Private Fund, to restructure its balance sheet (the "Proposed Restructuring").

<u>Analysis</u>

Section 57(a)(4) of the Act generally prohibits certain affiliated persons of a BDC from participating in a joint transaction with the BDC in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of such persons. Section 57(b)(2) of the Act provides, in relevant part, that any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to Section 57(a) of the Act.[2] The Commission has not adopted any rules under Section 57(a) of the Act. Section 57(i) of the Act, in relevant part, provides that, until the adoption by the Commission of rules under Section 57(a) of the Act, the rules under Section 17 of the Act applicable to registered closed-end investment companies ("RICs") shall apply to transactions subject to Section 57(a) of the Act. Rule 17d-1 under the Act generally prohibits an affiliated person of a RIC from participating in a joint transaction with the RIC unless an application regarding the transaction has been filed with the Commission and has been granted by an order. Rule 17d-1(b) under the Act provides that, in passing upon such an

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1 You state that the Private Fund had received 1.12% of Crownbrook Acquisition's outstanding equity in a prior, January 2007 transaction with Crownbrook Debco.

2 Section 2(a)(9) of the Act defines "control" to mean the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

application, the Commission will consider whether the participation of the RIC in the transaction on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

You state that the Private Fund may be deemed to be an affiliated person of FSF under Section 57(b)(2) of the Act by virtue of being under common control of Tannenbaum, who controls both the Adviser and the Private Adviser, which in turn control FSF and the Private Fund, respectively. You state that the Private Fund therefore may be prohibited under Rule 17d-1 under the Act from participating in the Proposed Restructuring with FSF without first applying for and receiving a Commission order.

You state that the terms of the Proposed Restructuring, described in your letter, will treat FSF and the Private Fund equally, in proportion to their respective interests. You also state that, absent the Proposed Restructuring, FSF and the Private Fund each would stand to lose its entire investment. You further state that FSF's participation in the Proposed Restructuring has been approved by FSF's board of directors, including a majority of those directors who are not "interested persons" of FSF as defined in Section 2(a)(19) of the Act, as being on a basis no less advantageous than that of other participants and in the best interest of FSF and its shareholders. You also state that the timing of the Proposed Restructuring make impracticable applying for and receiving a Commission order under Rule 17d-1 under the Act.

Conclusion

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission against the Private Fund under Section 57(a)(4) of the Act or Rule 17d-1 under the Act, if the Private Fund enters into the Proposed Restructuring without applying for and receiving a Commission order under Rule 17d-1 under the Act. This response represents our view on enforcement action only and does not express any legal or interpretive conclusion on the issues presented. Because our position is based on the facts and representations in your letter, any different facts or representations may require a different conclusion.[3]

Wendy Friedlander
Senior Counsel

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[3] The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. *See Informal Guidance Program for Small Entities*, Investment Company Act Release No. 22587 (Mar. 27, 1997) n.20. In light of the very fact-specific nature of your request, however, the position expressed in this letter applies only to the entity seeking relief, and no other entity may rely on this position.

SUTHERLAND

1275 Pennsylvania Ave., NW
Washington, DC 20004-2415
202.383.0100 Fax 202.637.3593
www.sutherland.com

ATLANTA
AUSTIN
HOUSTON
NEW YORK
WASHINGTON DC

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: Steven.boehm@sutherland.com

February 23, 2010

VIA COURIER

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Fifth Street Finance Corp.

Dear Mr. Scheidt:

We are writing on behalf of Fifth Street Finance Corp. to seek the assurance of the Division of Investment Management that it would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") against Fifth Street Mezzanine Partners II, L.P. (the "Private Fund"), a Delaware limited partnership, under Section 57(a)(4) of the Investment Company Act of 1940 (the "Act") or Rule 17d-1 under the Act, if the Private Fund enters into a debt restructuring transaction, as described below, in which Fifth Street Finance Corp. (the "BDC"), a Delaware corporation, also would be a participant, without applying for and receiving a Commission order under Rule 17d-1 under the Act. [1]

Background

The Parties

The BDC. The BDC is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Act. The BDC is managed and advised by Fifth Street Management LLC (the "BDC Adviser") and is headquartered in White Plains, New York. The BDC's predecessor fund, Fifth Street Mezzanine Partners III, L.P. (the "Prior Fund"), commenced operations as a Delaware private limited partnership that relied on Section 3(c)(7) on February 15, 2007. Effective as of January 2, 2008, the Prior Fund merged with and into the BDC, which made its business development company election on that date. The BDC completed its initial public offering on June 11, 2008.

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[1] All section and rule references herein are to the Act and the rules thereunder.

The BDC is a specialty finance company that lends to and invests in small and mid-sized companies in connection with investments by private equity sponsors. As of December 31, 2009, the BDC had outstanding commercial loans of approximately $433.0 million at fair value, equity investments of approximately $3.7 million at fair value, and total assets of approximately $453.2 million. Shares of the BDC's common stock are traded on the New York Stock Exchange under the symbol "FSC."

The BDC Adviser. The BDC Adviser was organized on March 8, 2007 and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The BDC is its sole client. The BDC Adviser is led by six principals who collectively have over 50 years, and individually have between four years and 14 years, of experience lending to and investing in small and mid-sized companies. Leonard M. Tannenbaum ("Tannenbaum") is the managing member of the BDC Adviser and is also the president, chief executive officer and chairman of the Board of the BDC.

The Private Fund. The Private Fund is a private investment fund managed by Fifth Street Capital LLC (the "Private Fund Adviser"), which relies on Section 3(c)(7) for an exclusion from regulation under the Act. The Private Fund was organized in January 2005, and as of December 31, 2009, had approximately $66.8 million in total assets. The Private Fund and the BDC have similar investment objectives and strategies; however, the Private Fund's committed capital has been fully called, and, other than follow-on investments in existing portfolio companies, the Private Fund is no longer making investments.

The Private Fund Adviser. The Private Fund Adviser is an investment management firm founded and managed by Tannenbaum, whose investment personnel overlap to a substantial extent with that of the BDC Adviser. The Private Fund Adviser was organized in 2004 and as of December 31, 2009, manages over $66.8 million in assets for two private investment funds, including the Private Fund.

Original Financing

Crownbrook Capital, LLC is a private equity sponsor based in New York City. In January 2007, it determined to acquire Debco Plastics, Inc., a private plastic recycling company. The acquisition resulted in the formation of a new entity, Crownbrook Debco LLC ("Crownbrook Debco"). In connection with this acquisition, the Private Fund provided a $4.2 million loan to Crownbrook Debco, the interest rate on which was 14.75%. The Private Fund was also entitled to receive a monthly servicing fee on the loan of $1,400. In addition, David Garfinkel, who owned 100% of Debco Plastics, provided seller financing in the form of a note for $750,000 (the "Garfinkel Note") with an interest rate of the prime interest rate ("Prime") plus 0.5%. The current balance of the Garfinkel Note is approximately $243,000.

Also in connection with the acquisition, the Private Fund received equity in Crownbrook Acquisition I LLC ("Crownbrook Acquisition"), a holding company that owns 81.09% of Crownbrook Debco, equal to 1.12% of Crownbrook Acquisition's outstanding equity. Mr. Garfinkel owns the remaining 18.91% of Crownbrook Debco.

In July 2007, Crownbrook Debco determined to acquire another privately held recycling company, Nicos Polymers & Grinding Inc. ("Nicos"). In connection with the acquisition of Nicos, the outstanding loan from the Private Fund was repaid and a new $17.6 million loan was sought by Crownbrook Debco to use to acquire Nicos. The Private Fund, however, deemed the requested amount to be too large for the Private Fund to fund on its own, and determined to offer the Prior Fund the opportunity to participate as a co-lender. As a result, a $17.6 million debt facility, funded equally by the Prior Fund and the Private Fund, was created for Crownbrook Debco to acquire Nicos. The terms of the lending were identical for the Private Fund and the Prior Fund. The debt facility consisted of a $6.35 million Term A loan (the "Term A Loan") (Libor+500, 10% floor) and an $11.25 million Term B loan (the "Term B Loan") (13.5% interest) for a five-year term. There was regularly scheduled amortization on the Term A Loan, and the Prior Fund and the Private Fund shared a monthly servicing fee on the loans equal to $3,750. The Prior Fund and the Private Fund received a funding fee equal to 1% of the Term A Loan and 2% of the Term B Loan, divided equally between the two funds. Also in connection with the acquisition of Nicos, Jim Knicos, who owned Nicos, provided seller financing in the form of a $3,137,581 note with an interest rate of Prime, and a default rate of Prime plus 6.0%. The current balance of the Knicos Note is $3.8 million, which includes approximately $700,000 of accrued interest.

In addition, in connection with Crownbrook Debco's acquisition of Nicos, each of the Prior Fund and the Private Fund purchased approximately $38,000 of equity (0.75% of the equity) in Crownbrook Acquisition. The Prior Fund and the Private Fund also each received a 2.57% interest in Crownbrook Acquisition's outstanding equity as consideration for providing the loan, after which the Private Fund owned 4.43% of Crownbrook Acquisition and the Prior Fund owned 3.32% of Crownbrook Acquisition.

The foregoing investments occurred prior to the Prior Fund's election to be regulated as a business development company. At that time, the Prior Fund was managed by the BDC Advisor and the Private Fund was managed by the Private Fund Adviser. As of the time the Prior Fund merged into the BDC, all of the assets and liabilities of the Prior Fund became the assets and liabilities of the BDC. Accordingly, as of that time all of the interests held by the Prior Fund in Crownbrook Debco and Crownbrook Acquisition came to be held by the BDC.

Currently, the Private Fund's investment consists of the Term A Loan and the Term B Loan, with balances of $3,107,801.97 and $6,029,933.89, respectively, and a 4.43% equity interest in Crownbrook Acquisition. The Private Fund's investment in the aggregate represented 8.5% of the fair value of the Private Fund's assets as of December 31, 2009.

Likewise, the BDC's investment consists of the Term A Loan and the Term B Loan, with balances of $3,107,801.97 and $6,029,933.89, respectively, and a 3.32% equity interest in Crownbrook Acquisition. The BDC's investment in the aggregate represented less than 1.4% of the fair value of the BDC's assets as of December 31, 2009.

Proposed Transaction

Recently, Crownbrook Debco's financial condition has substantially deteriorated and it has not been able to service its outstanding debt. As a result, Crownbrook Debco has been negotiating with its debt holders, including the BDC and the Private Fund, to restructure its balance sheet (the "Proposed Restructuring"). The Proposed Restructuring is as follows: a new company, "NewCo," will be created; the debt held by both the BDC and the Private Fund will be reduced pro rata to $10.0 million across both the Term A & B loans, divided equally between the BDC and the Private Fund; the interest rate and the servicing fee will be reset to the levels in the original credit agreement; and amortization will be based on the cash flow available to service the debt going forward. In addition, in exchange for the debt write-down, the BDC and the Private Fund will in the aggregate receive a 50% ownership stake in NewCo, again, divided equally. The existing equity held by the BDC and the Private Fund in Crownbrook Acquisition will be liquidated and dissolved as part of the Proposed Restructuring.

Applicable Law

Sections 57(a)(4) and 57(i), and Rule 17d-1

Section 57(a)(4) makes it unlawful for any person who is related to a business development company in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the business development company is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (*e.g.*, Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to business development companies by Section 57(i), prohibits any person who is related to a business development company in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the business development company is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

Section 57(a)(4) is designed to make the prohibitions of Section 17(d) and Rule 17d-1 applicable to business development companies like the BDC. Section 17(d) was also designed to prevent abuses arising from the conflicts of interest inherent in joint arrangements between investment companies and their affiliates by restricting self-dealing transactions and insider abuse, ensuring that the investment company and the affiliated persons in a joint arrangement participate on equal terms, and ensuring that in a joint arrangement, an investment company is treated fairly or has been clearly advantaged by the transaction.[2] The Staff has suggested that a conflict of interest may arise if an affiliated person has both a material pecuniary incentive and the ability to influence an investment company.[3] The Staff has also taken the position that "[s]ome element of combination or profit motive must generally be present for section 17(d) and rule 17d-1 to apply."[4]

Section 57(b)

Section 57(b) specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include any person directly or indirectly under common control with a business development company.

Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official

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[2] *See Investment Company Act of 1940; Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking & Currency*, 76th Cong., 3d Sess. pt. 1 at 252-62 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission). *See also id.* at 37 (Robert Healy, Commissioner, Securities and Exchange Commission, discussing insider abuse in the investment company industry).

[3] *See Massachusetts Mutual Life Insurance Company*, SEC No-Action Letter (Jun. 7, 2000) ("MassMutual"), which involved the aggregation of orders of investment companies, private accounts and Mass Mutual proprietary accounts for the purchase of private placement securities. The Staff noted in MassMutual that the mere aggregation of the orders of an investment company and those of its affiliated persons for the purchase or sale of private placement securities would not violate Section 17(d) and Rule 17d-1 when the aggregation does not involve a conflict of interest between the investment company and its affiliated persons (or the negotiation of any of the terms of the securities), provided that the investment company participates on terms no less advantageous than those of any other participant. *See also* Mergers and Consolidations Involving Registered Investment Companies, Investment Company Act Release No. 10886 (Oct. 2, 1979) (*citing Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency*, 76th Cong., 3d Sess., at 256-59 (1940)).

[4] *SMC Capital, Inc.*, SEC No-Action Letter (Sep. 5, 1995). *See also SEC v. Talley Industries, Inc.*, 399 F.2d 396 (2d Cir. 1978), *cert. denied*, 393 U.S. 1015 (1969).

position with such company. The Section also provides that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company is presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Discussion

In the present circumstances, an issue arises because the Private Fund may be deemed to be an affiliated person of the BDC under Section 57(b)(2) by virtue of being under the common control of Tannenbaum, who controls both the BDC Adviser and the Private Fund Adviser, which in turn could be deemed to control the BDC and the Private Fund, respectively, by virtue of their contractual responsibilities to manage the investment of the respective assets of their respective fund clients. The Private Fund therefore may be prohibited under Rule 17d-1 from participating in the Proposed Restructuring with the BDC without first applying for and receiving a Commission order.

When a debtor becomes unable to service its obligations to lenders, lenders are faced with developing an appropriate strategy to protect their interests and maximize the return they can realize on the amounts currently past due, as well as amounts payable in the future from the debtor. Foreclosing on a loan or forcing a creditor into bankruptcy are options that may be available under certain circumstances. However, those options can frequently prove unattractive for lenders in light of the time and administrative costs associated with that process. Accordingly, when borrowers find themselves in financial extremis, lenders frequently are willing to negotiate a restructuring of a credit arrangement, short of a bankruptcy scenario. One such approach is for the debtor to change its capital structure to incent lenders to forgo the more draconian options available to them.

As described above, the BDC and the Private Fund will be treated equally, in proportion to their respective interests, for purposes of the Proposed Restructuring. Neither the BDC nor the Private Fund was in a position to negotiate more favorable terms for itself given the fact that their participation vis-à-vis Crownbrook Debco has been in lockstep since the inception of the loan (the equity held by each has become worthless).[5] The Proposed Restructuring has been approved by the BDC's board of directors, including a majority of those directors who are not "interested persons" of the BDC as defined in Section 2(a)(19), as being on a basis no less advantageous than that of other participants and in the best interest of the BDC and its shareholders.

[5] We note that Mr. Garfinkel and Mr. Knicos would be bought out in connection with the proposed transaction as Crownbrook Debco is not looking to them for additional financing. Given the size of the respective interests of the BDC and the Private Fund in Crownbrook Debco, a buyout of their interests is not a viable option.

The BDC is faced with an approaching deadline as, absent the Proposed Restructuring, Crownbrook Debco would be unable to continue servicing its loan, and the BDC and the Private Fund would stand to lose their investments of approximately $9.1 million and $9.1 million, respectively. As a result, the timing of the Proposed Restructuring make impracticable applying for and receiving a Commission order under Rule 17d-1 under the Act.

Conclusion

In view of the foregoing, we believe that the participation of the BDC in the Proposed Restructuring is consistent with the provisions, policies and purposes of the Act and is on a basis that is not different from or less advantageous than that of the Private Fund. Accordingly, we respectfully request that the Staff agree not to recommend enforcement action to the Commission against the Private Fund under Section 57(a)(4) or Rule 17d-1, if the Private Fund enters into the Proposed Restructuring without applying for and receiving a Commission order under Rule 17d-1.

Should you have any questions or require any additional information concerning this request, please contact the undersigned at (202) 383-0176.

Sincerely,

Steven B. Boehm

cc: Nadya B. Roytblat, Esq.
Wendy F. Friedlander, Esq.
Bernard D. Berman, Esq. / Fifth Street Finance Corp.